Exhibit 3.5
ARTICLES OF AMENDMENT
TO THE
AMENDED AND RESTATED
ARTICLES OF INCORPORATION OF
THE GEO GROUP, INC.
     Pursuant to the provisions of Sections 607.1006 and 607.10025 of the Florida Business Corporation Act (the “FBCA”), THE GEO GROUP, INC., a Florida corporation (the “Corporation”), adopts the following Amendment to its Amended and Restated Articles of Incorporation (this “Amendment”).
     1. The name of the Corporation is THE GEO GROUP, INC.
     2. There being no shareholder action required, this Amendment was duly adopted and approved by the directors of the Corporation in accordance with the FBCA at a duly convened meeting of the directors held on May 1, 2007.
     3. This Amendment does not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and does not result in the percentage of authorized shares that remain unissued after the Stock Split (as defined below) exceeding the percentage of authorized shares that were unissued before the Stock Split.
     4. On May 1, 2007, in accordance with the FBCA, the directors of the Corporation approved a two-for-one forward stock split (the “Stock Split”) of the Corporation’s common stock, par value $0.01 per share (the “Common Stock”). Pursuant to the Stock Split, each shareholder of record of Common Stock of the Corporation as of the close of business on May 15, 2007 (the “Record Date”) shall receive one (1) additional share of Common Stock for every one (1) share of Common Stock held by such shareholder as of the close of business on the Record Date, such that, immediately following the Stock Split, each such shareholder shall hold of record two (2) shares of Common Stock for each one (1) share of Common Stock held by such shareholder immediately prior to the Stock Split.
     5. The Corporation’s Amended and Restated Articles of Incorporation are amended by deleting the first paragraph of Article IV and substituting in lieu thereof the following:
ARTICLE IV
The total authorized capital stock of this Corporation shall be one hundred and twenty million (120,000,000) shares consisting of (i) ninety million (90,000,000) shares of Common Stock, par value $0.01 per share (the “Common Stock”), and (ii) thirty million (30,000,000) shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).
***
All subsequent paragraphs and provisions of Article IV of the Amended and Restated Articles of Incorporation shall remain unchanged and unamended.

     6. Except as provided for above, the Amended and Restated Articles of Incorporation of the Corporation, as previously amended to the date of this amendment, shall remain unchanged.
     7. The foregoing amendment shall be effective as of June 1, 2007.
     IN WITNESS WHEREOF, the undersigned officer of the Corporation has executed these Articles of Amendment on behalf of the Corporation as of this 30th day of May, 2007.

/s/ John J. Bulfin
John J. Bulfin
Senior Vice President, General Counsel and Secretary